Tel 713.758.2222 Fax 713.758.2346
December 6, 2010
Via EDGAR and Federal Express
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	QR Energy, LP Amendment No. 2 to Registration Statement on Form S-1 File No. 333-169664 Filed November 26, 2010
Dear Mr. Schwall:
     Set forth below are supplemental responses of QR Energy, LP, a Delaware limited partnership (“QR Energy,” “we,” “us” or “our”), to certain comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 24, 2010, with respect to QR Energy’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the Commission on November 3, 2010. We are submitting this supplemental response letter based on discussions with the Staff following our submission of Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), File No. 333-169664 (the “Registration Statement”), and the accompanying response letter, each filed with the Commission on November 26, 2010. Each supplemental response below has been prepared and is being provided by QR Energy, which has authorized us to respond to the Staff’s comments on its behalf.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.
Our Cash Distribution Policy and Restrictions on Distributions, page 70
Restrictions and Limitations on Cash Distributions. . ., page 70
5.	We note your response to comment 35 from our letter dated October 27, 2010, and your statement that you do not anticipate making distributions from capital surplus. However, it appears from your disclosure at page 71 that there are situations in which distributions made from operating surplus, as defined, may constitute a return of capital. For example, you note distributions made from the cash basket and working

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December 6, 2010 Page 2
capital borrowings. Please revise to describe the specific circumstances in which distributions of operating surplus will operate as a return of capital. Provide related risk factor disclosure, or explain why this would not present a material risk.
     Supplemental Response:
     After further consideration, we are supplementing our response to Comment No. 5 contained in the Staff’s letter dated November 24, 2010, which is a follow-up comment to Comment No. 35 contained in the Staff’s letter dated October 27, 2010 (cumulatively referred to in this supplemental response letter as “Comment No. 5”). We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components that represent non-operating sources of cash, including a $40 million cash basket and working capital borrowings. Consequently, it is possible that distributions from operating surplus may represent a return of capital. For example, the $40 million cash basket would allow us to distribute as operating surplus cash proceeds we receive from non-operating sources, such as assets sales, issuances of securities and long-term borrowings, which would represent a return of capital. Distributions representing a return of capital could result in a corresponding decrease in our asset base.
     In our view, the potential to distribute cash from non-operating sources does not present a material risk to investors. With respect to the basket, $40 million represents less than 10% of the value of our pro forma reserves as of September 30, 2010 (based on standardized measure), and any potential decrease in our asset base resulting from return of capital distributions is limited to the amount of the basket. As to working capital borrowings, under our partnership agreement, working capital borrowings not repaid within twelve months will decrease operating surplus. Accordingly, working capital borrowings are only a temporary source of non-operating cash and, in practice, are used to fund a distribution only if there is an expectation that enough cash will be generated from the business over the next twelve months to permit the continuing payment of at least the current distribution rate and also repay any such working capital borrowings. As a result, we do not believe there is a material risk that the potential to use the basket or working capital borrowings to fund distributions from operating surplus will result in a material reduction in the Partnership’s asset base.
     Additionally, unlike most publicly traded partnerships, sourcing our distributions to operating surplus is not relevant to any of the traditional tests; for example, distributions from operating surplus have no impact on our ability to end the subordination period and convert subordinated units to common units, and distributions from operating surplus have no impact on whether our general partner is entitled to receive the management incentive fee, which is tested using “adjusted operating surplus” (which excludes the $40 million basket and working capital borrowings) to ensure that the management incentive fee is only paid if distributions are paid to unitholders from cash generated from our operations (adjusted operating surplus).
     In response to Comment No. 5, we propose to revise the disclosure on page 71 of the Registration Statement to read as follows:

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•	All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of this offering equals the cumulative operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components that represent non-operating sources of cash, including a $40 million cash basket and working capital borrowings. Consequently, it is possible that distributions from operating surplus may represent a return of capital. For example, the $40 million cash basket would allow us to distribute as operating surplus cash proceeds we receive from non-operating sources, such as assets sales, issuances of securities and long-term borrowings, which would represent a return of capital. Distributions representing a return of capital could result in a corresponding decrease in our asset base. Additionally, any cash distributed by us in excess of operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is similar to a return of capital. Distributions from capital surplus could result in a corresponding decrease in our asset base. We do not anticipate that we will make any distributions from capital surplus. Please read “Risk Factors — Risks Inherent in an Investment in Us — If We Distribute Cash from Capital Surplus, Which is Analogous to a Return of Capital, Our Minimum Quarterly Distribution Will Be Reduced Proportionately, and the Target Distribution Relating to Our General Partner’s Management Incentive Fee Will Be Proportionately Decreased” on page 58, and “Provisions of our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — Operating Surplus and Capital Surplus” on page 94 and “Provisions of Our Partnership Agreement Relating to Cash Distributions and the Management Incentive Fee — Distributions from Capital Surplus — Effect of a Distribution from Capital Surplus” on page 105.
Notes to Unaudited Pro Forma Condensed Financial Statements, page F-8
Pro Forma Standardized Measure of Discounted Future Net Cash Flows, page F-12
18.	In our prior comment 73, we requested support for your reference to “generally accepted engineering and evaluation principles” as well as a compilation of these principles. In part, you responded that a compilation was unavailable, but “The estimates in the report of Miller and Lents...were prepared using generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.” You also stated herein “Management believes the reserve estimates presented herein, prepared in accordance with generally accepted industry methods and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (SPE Standards) consistently applied, are reasonable. Without a compilation of these principles, reference to them appears inappropriate. Please amend your document to remove reference to these “generally accepted industry methods and evaluation principles” in your document. This applies also to the reference to “accepted petroleum engineering, geoscience and evaluation principles” in your third party reserve audit report.

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     Supplemental Response:
     As a follow up to our telephonic discussions with Mr. Ronald Winfrey, the Staff’s Petroleum Engineer, on November 29, 2010 and December 2, 2010, regarding our response in Amendment No. 2 to the Staff’s prior Comment No. 18, we acknowledged that we are not aware of an official industry compilation of engineering “evaluation principles” nor is there a compilation of “evaluation principles” set forth in the Standards Pertaining to Estimating and Auditing of Oil and Gas Reserve Information approved by the Society of Petroleum Engineer Board in 2001 and revised as of February 19, 2007 (the “SPE Standards”). Based on our discussions with Mr. Winfrey, we propose to revise page F-12 to eliminate any reference to “evaluation principles” and, instead, state that management believes the reserve estimates presented in the Registration Statement have been “prepared in accordance with the standards set forth in the [SPE Standards],” which is consistent with the statement made by Miller & Lents, Ltd., our third party reserve engineers, in its summary report of our pro forma estimated proved reserves as of June 30, 2010 attached as Appendix C to Amendment No. 2. Please read the revised page F-12 of the preliminary prospectus provided supplementally.
     Please direct any questions that you have with respect to our supplemental responses to Jeffery K. Malonson at Vinson & Elkins L.L.P. at (713) 758-3824.

Very truly yours,
By:	/s/ Jeffery K. Malonson
Jeffery K. Malonson

Enclosures

cc:	John P. Lucas, Securities and Exchange Commission
Gregory S. Roden, QRE GP, LLC
Douglas E. McWilliams, Vinson & Elkins L.L.P.
G. Michael O’Leary, Andrews Kurth LLP
Timothy C. Langenkamp, Andrews Kurth LLP